SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of January 2014

Commission File Number 001-32640

DHT HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Clarendon House
2 Church Street, Hamilton HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

On January 31, 2014, DHT Holdings, Inc. (the “Company”) issued a press release announcing that the Company entered into subscription agreements with investors to purchase an aggregate of 30,300,000 shares of the Company’s common stock at a price of $7.50 per share in a registered direct offering (the “Registered Direct Offering”).  In addition, on January 31, 2013, the Company entered into a Placement Agency Agreement with RS Platou Markets, Inc., on behalf of itself and the several placement agents listed on Schedule II therein, in connection with the Registered Direct Offering.

Attached hereto as Exhibit 99.1 is a copy of the Company’s press release announcing the Registered Direct Offering, dated January 31, 2014, and it is incorporated herein by reference.

Attached hereto as Exhibit 99.2 is the form of Subscription Agreement by and among the Company and each Investor, and it is incorporated herein by reference.

Attached hereto as Exhibit 1.1 is the Placement Agency Agreement, dated January 31, 2014, between the Company and RS Platou Markets, Inc., on behalf of itself and the several placement agents on Schedule II therein, and it is incorporated herein by reference.

In addition, on January 31, 2014, the Company issued a press release announcing that the Company entered into a letter of intent with Hyundai Heavy Industries Co., Ltd. (“HHI”) in South Korea for the construction of three very large crude carriers at a contract price of $97.3 million each, including $2.3 million in additions and upgrades to the standard specification, for delivery in September, October and November 2016.

Attached hereto as Exhibit 99.3 is a copy of the Company’s press release announcing the letter of intent with HHI, dated January 31, 2014, and it is incorporated herein by reference.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-192959 and 333-176669.

EXHIBIT LIST

Exhibit	Description

1.1	Placement Agency Agreement, dated January 31, 2014, between the Company and RS Platou Markets, Inc., on behalf of itself and the several placement agents on Schedule II therein
99.1	Press Release dated January 31, 2014
99.2	Form of Subscription Agreement
99.3	Press Release dated January 31, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Company Name

DHT Holdings, Inc.
(Registrant)

Date: January 31, 2014	By:	/s/ Eirik Ubøe
Eirik Ubøe
Chief Financial Officer